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                                                                    Exhibit 3.4



                  CERTIFICATE OF DESIGNATION, PREFERENCES,
                          RIGHTS AND LIMITATIONS OF
               CLASS A, SERIES II CONVERTIBLE PREFERRED STOCK
                                      OF
                              BENZ ENERGY INC.


     WHEREAS, Benz Energy Inc., a corporation (the "CORPORATION"), organized and existing under the General Corporation Law of the State of Delaware (the "DGCL"), was formerly a corporation governed under the laws of the Business Corporation Act (Yukon)(the "YUKON ACT") and operating as Benz Energy Ltd.;

     WHEREAS, on the 20th day of May, 1999, pursuant to Section 388 of the DGCL, Benz Energy Ltd. filed a Certificate of Domestication and Certificate of Incorporation with the Secretary of State of the State of Delaware and now operates as "Benz Energy Inc."

     WHEREAS, upon domestication in Delaware, the Corporation had 100,000,000 shares of Class A Preferred Stock authorized, of which 9,488,140 have been issued as Class A Preferred Stock, Series I;

     WHEREAS, the Board of Directors of Benz Energy Inc., at a meeting held on June 2, 1999, duly adopted resolutions providing for the designation of Class A, Series II Convertible Preferred Stock, par value $1.00 per share, which resolutions are and read as follows:

          RESOLVED, that the Class A, Series II Convertible Preferred Stock (the "SERIES II PREFERRED STOCK") have the rights, preferences, limitations and restrictions as set forth in the Series II Designation; and

          RESOLVED FURTHER, that any one or more of the Proper Officers be and he hereby is authorized, empowered and directed, for, in the name and on behalf of the Corporation, to execute and cause to be filed with the Delaware Secretary of State the Series II Designation.

     NOW THEREFORE, BENZ ENERGY INC. DOES HEREBY CERTIFY that pursuant to the authority conferred upon the Board of Directors by the Certificate of Incorporation, as amended, and pursuant to Section 151, of the DGCL, that the Series II Preferred Stock, as a series, shall have the powers and preferences, and the relative, participating, optional and other rights, and the qualifications, limitations and restrictions thereon set forth below:


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Section I. DEFINITIONS

As used in this Certificate of Designation, the following terms shall have the following meanings:

"ALTERNATIVE STOCK EXCHANGE" means any national or regional stock exchange, or if not available, a United States national or regional stock quotation service such as the Nasdaq National Market System or the quotation service maintained by the National Quotation Bureau (the pink sheets) or any successor thereto, which in any such case is reasonably acceptable to RP&C International Inc. ("RP&C"). RP&C acknowledges that the bulletin board trading system operated by Nasdaq is acceptable and constitutes an "Alternative Stock Exchange".

"BUSINESS DAY" means a day, other than a Saturday or a Sunday, on which commercial banks are open for business with the public in Houston, Texas.

"COMMON STOCK" means the Corporation's Common Stock, U.S.$0.01 par value.

"CONSOLIDATED" shall refer to the consolidation of any Person, in accordance with GAAP, with its properly consolidated subsidiaries. References to a Person's Consolidated financial statements financial position, financial condition, liabilities, etc. refer to the consolidated financial statements financial position, financial condition, liabilities etc. of such person and its properly consolidated subsidiaries.

"CORPORATION" means Benz Energy Inc., a Delaware corporation.

"DEBT" of any Person means and includes all present and future obligations of such Person, which shall include all obligations (i) which in accordance with GAAP shall be classified upon a balance sheet of such person as liabilities of such Person, (ii) secured by any lien or encumbrance existing on property owned by such Person, even though such Person has not assumed or become liable for the payment of such obligations, (iii) created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person, notwithstanding the fact that the rights and remedies of the seller, lender or lessor under such agreement in the event of default are limited to repossession or sale of such property, (iv) which are capitalized lease obligations, (v) for all guaranties, whether or not reflected in the balance sheet of such Person and (vi) all reimbursement and other payment obligations (whether contingent, matured or otherwise) of such Person in respect of any acceptance or documentary credit. Notwithstanding the foregoing, Debt shall not include (a) Debt incidental to the operation of the business of the Person in the ordinary course and in the aggregate not material to the business and operations of the Person, and (b) Debt represented by purchase, rental or lease obligations not to exceed
$1,000,000 in any period of 12 months for any Person and its Subsidiaries;

"DESIGNATED RATE" means U.S.$8 per share from March 31, 1999 through March 31, 2003 and after March 31,2003, the term "Designated Rate" shall mean U.S.$15 per share. Notwithstanding the foregoing, if the Corporation fails to pay a dividend within five (5) Business Days of the required


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Dividend Payment Date, then from such Dividend Payment Date until such dividend is paid, the term "Designated Rate" shall be increased by U.S. $3 per share, which increase shall be effective for the period subsequent to such initial missed Dividend Payment Date.

"DIVIDEND MARKET PRICE" means a price equal to the average of the Market Price for the Common Stock for the twenty (20) consecutive Stock Exchange Business Days ending five (5) Stock Exchange Business Days prior to the Dividend Payment Date. If required, the Dividend Market Price shall be converted into U.S. dollars as provided for in Section 11 below.

"FINANCIAL STATEMENTS" shall mean the audited annual Consolidated financial statements of the Corporation, dated as of December 31, 1998.

"FREELY TRADABLE" means with respect to any Series II Preferred Stock and Common Stock, that such stock (i) has been registered pursuant to a registration statement that has been declared effective pursuant to the Securities Act of 1933, as amended (the "Securities Act") or that such stock can be resold without restrictions under an exemption from registration under the Securities Act applicable to all holders of such Series II Preferred Stock or Common Stock, (ii) is listed on the VSE or an Alternative Stock Exchange and (iii) is tradable on such exchange without restriction.

"GAAP" shall mean those generally accepted accounting principles and practices which are recognized as such by the Financial Accounting Standards Board in the United States (or any generally recognized successor) and which, in the case of the Corporation and its Consolidated subsidiaries, are applied for all periods after January 23, 1998 in a manner consistent with the manner in which such principles and practices were applied to the audited Financial Statements.

"JUNIOR STOCK" means any class of Common Stock and any other class of preferred stock hereafter established by the Board of Directors of the Corporation, the terms of which expressly provide that it ranks junior to the Series II Preferred Stock as to dividend rights and rights on liquidation, winding-up and dissolution of the Corporation.

"LAW" means any statute, law, regulation, ordinance, rule, treaty, judgement, order, decree, permit, concession, franchise, license, agreement or other governmental restriction of the United States or any state or political subdivision thereof.

"LONG TERM DEBT" means (i) amounts classified as long term debt as specified in the Corporation's and its Subsidiaries' audited financial statements or their audited Consolidated financial statements, as the case may be, prepared in accordance with GAAP and shall include any amounts outstanding under the BOCP Facility and the EnCap Credit Facility (as such terms are defined in the Trust Indenture), plus (ii) the nominal value of the Series II Preferred Stock, plus (iii) the liquidation value of any other preferred stock heretofore or hereafter issued by the Corporation and its Subsidiaries that is not Junior Stock. For purposes of this Certificate of Designation, the definition of "Long Term Debt" shall not include obligations related solely to the sale, purchase or delivery of hydrocarbons in respect of production payments (whether volumetric or dollar denominated) or net profits interests conveyed in transfers to third parties.

"MARKET PRICE" means the weighted average price of the Common Stock on the principal exchange on which the Common Stock is traded or if not available, then on any Alternative Stock Exchange on any Stock Exchange Business Day.

"MATERIAL SUBSIDIARY" shall mean (i) Texstar Petroleum, Inc. and (ii) any other Subsidiary of the Corporation which has assets the value of which constitutes in excess of 25% of the value of the Consolidated assets of the Corporation as determined in accordance with GAAP.

"PAYMENT IN KIND" has the meaning defined in Section 2.

"PERSON" shall mean an individual, corporation, partnership, limited liability company, association, joint stock company, trust or trustee thereof, estate or executor thereof, unincorporated organization or joint venture, or any other legally recognizable entity.

"SERIES II PREFERRED STOCK" means the Corporation's Class A Preferred shares, Series II, U.S.$1.00 par value with a nominal value of U.S.$100 and a liquidation value of U.S.$105.

"STOCK EXCHANGE BUSINESS DAY" means any day (other than a Saturday or Sunday) on which the principal exchange on which the Common Stock is traded or the Alternative Stock Exchange, as the case may be, is open for business.

"SUBSIDIARY" of any Person means any corporation or other legal entity of which at least a majority of the shares of stock or other equity interests of such entity having by the terms thereof ordinary voting power to elect a majority of the Board of Directors of such corporation (irrespective of whether or not at the time stock of any other class of such corporation shall have voting power by reason of the happening of any contingency) is directly or indirectly owned or controlled by any one of or any combinations of the Corporation or one or more of its Subsidiaries.

"TANGIBLE ASSETS" means at any time the aggregate of: (i) the present value of the estimated future net revenue (discounted at 10% per annum) of crude oil, natural gas and natural gas liquids, which geological and engineering data demonstrate according to engineering standards to be recoverable in future years from known reservoirs under existing or anticipated economic and operating conditions in the United States or in territories or regions controlled by the United States, including any United States territorial waters, all as set forth in any Independent Reserve Report (as such term is defined in the Trust Indenture); (ii) cash held by the Corporation or its Subsidiaries; (iii) the fair market value of Marketable Securities (as defined in the Trust Indenture) held by the Corporation or its Subsidiaries; and (iv) the net book value of Oil and Gas Properties (as defined in the Trust Indenture) that do not constitute Proved Reserves (as defined in the Trust Indenture), other assets, and equipment of the Corporation and its Subsidiaries as if the Corporation were following the full cost method of property accounting beginning January 1997. For purposes of the calculation


                                      -4-

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provided for in Section 9(f), the definition "Tangible Assets" shall not include the value of any hydrocarbons which have been conveyed as part of a production payment or net profits interest that is excluded from the definition of Long Term Debt.

"TRUST INDENTURE" means that certain Trust Indenture dated as of March 25, 1998 between the Corporation and Montreal Trust Company of Canada, as amended by the First Supplemental Trust Indenture and the Second Supplemental Trust Indenture, but without giving effect hereunder to any subsequent amendments to the Trust Indenture.

"VSE" means the Vancouver Stock Exchange.

Section 2.  DIVIDENDS

         The holders of the Series II Preferred Stock will be entitled to receive dividends at the Designated Rate. Such dividends will be prior and in preference to any declaration or payment of any dividends paid on Junior Stock. Dividends on the Series II Preferred Stock will be cumulative and will accrue whether or not declared and whether or not there will be funds legally available for the payment thereof. The dividends shall be payable semi-annually in arrears on March 31 and September 30 of each year (the "Dividend Payment Date") commencing on September 30, 1999, except that if any such date is not a Business Day, then such dividend shall be payable on the first Business Day immediately thereafter to holders of records as they appear on the stock register of the Corporation on the applicable record date, which shall be September 15 or March 15, as the case may be, immediately preceding the relevant Dividend Payment Date. The dividend shall be payable in cash (U.S. Dollars), except as otherwise provided in the next paragraph. Dividends payable on the Series II Preferred Stock for each full semi-annual dividend period shall be computed by dividing the annual payment by two. Dividends payable on the Series II Preferred Stock for any period that is shorter or longer than full semi-annual dividend period shall be computed on the basis of a 360-day year of two 180 day semi-annual periods.

         The Board of Directors of the Corporation may, at least 30 days prior to the subject Dividend Payment Date, elect to pay the cash dividend in Common Stock (a "Payment in Kind") provided that the Common Stock received is Freely Tradable upon receipt by the recipients of such shares. If such an election is properly made, the Corporation shall at least 30 days prior to payment notify the holders of record of the Series II Preferred Stock entitled to such dividend of the election to make a Payment in Kind in lieu of a payment in cash for the subject Dividend Payment Date. An election for any particular Dividend Payment Date shall operate only for such Dividend Payment Date. Each Payment in Kind shall be payable as of the Dividend Payment Date for which the election to make such Payment in Kind was made, except that if such Dividend Payment Date is not a Business Day, then such Payment in Kind shall be on the first Business Day immediately thereafter to holders of record as they appear on the stock register on the applicable record date. Each Payment in Kind shall be equal to that number of shares of Common Stock that is equal in number to the aggregate cash dividend payable on the subject Dividend Payment Date (disregarding deductions for withholding


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taxes, if any, under all applicable Laws (including applicable income tax treaties)) divided by the Dividend Market Price.

         Common Stock issuable on payment of any Payment in Kind shall be delivered to each holder entitled to such Payment in Kind or to their order within 10 days following the Dividend Payment Date for which such Payment in Kind is elected to be made hereunder.

         All dividends payable on the Series II Preferred Stock shall be paid net of withholding tax, if any, under all applicable Laws (including applicable income tax treaties). The Corporation will, subject to certain exceptions and limitations set forth below, pay, as additional dividends, such additional amounts (the "Additional Amounts") to the holder of any Series II Preferred Stock as may be necessary in order that every net payment of the principal or dividends on such Series II Preferred Stock, after withholding for or on account of any present or future tax, duty, assessment or governmental charge imposed or levied upon or as a result of such payment by or on behalf of the United States (or any political subdivision, authority or agency thereof or therein having the power to tax) (collectively, "Taxes"), will not be less than the amount such holder would have received if such Taxes had not been withheld, provided that no Additional Amounts will be payable with respect to a payment which is subject to such Taxes by reason of such holder being connected with the United States (or any political subdivision thereof) otherwise than by the mere holding of the Series II Preferred Stock or the receipt of payments made under or with respect to the Series II Preferred Stock. In addition, the Corporation will indemnify and hold harmless each holder of the Series II Preferred Stock (subject to the exclusion set forth above) and will, upon written request of each holder (subject to the exclusion set forth above), and provided that reasonable supporting documentation is provided, reimburse each other holder for the amount of any Taxes levied or imposed by the United States and paid by or on behalf of the holder as a result of payments made under or with respect to the Series II Preferred Stock. Any payment made pursuant to this paragraph shall be considered an Additional Amount. If the Corporation becomes generally subject at any time to any taxing jurisdiction other than or in addition or the United States, references in this Certificate of Designation to the United States shall be read and construed as reference to the United States and/or to such other jurisdiction.

         Dividends on account of arrears for any past dividend period may be declared and paid at any time without reference to any regular Dividend Payment Date, to holders of record on a date not more than a forty-five (45) calendar days prior to the payment thereof, as may be fixed by the Board of Directors of the Corporation.

Section 3.  LIQUIDATION PREFERENCE

         In the event of any liquidation, dissolution or winding up of the Corporation, voluntary or involuntary, the holders of the Series II Preferred Stock will be entitled to receive in preference to the holders of the Common Stock and Junior Stock a cash amount in U.S. Dollars equal to U.S. S105 per share plus any dividends accumulated on the Series II Preferred Stock but not paid (the "Liquidation Amount"). In the event of a consolidation or merger of the Corporation with or into


                                      -6-

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any other entity or a sale or transfer in a single transaction or series of related transactions of all or substantially all of the assets of the Corporation, then the holders of the Series II Preferred Stock shall have the right (but not the obligation) to treat the merger as a liquidation of the Corporation and require the Corporation to deliver the Liquidation Amount in cash to any holder of the Series II Preferred Stock making such an election.

     Written notice of any payment to the holders of Series II Preferred Stock as as result of the liquidation, dissolution or winding-up of the Corporation, stating the payment date or dates when and the place or places where the amounts distributable in such circumstances shall be payable, shall be given by first-class mail, postage prepaid, not less than thirty (30) days prior to any payment date stated therein, to the holders of record of the Series II Preferred Stock at their respective addresses as the same shall appear on the books of the transfer agent for the Series II Preferred Stock ("Company Registrar").

Section 4.    CONVERSION RIGHT

     Each holder of Series II Preferred Stock will have the right, subject as provided herein and to any applicable Laws and regulations, at any time at the holder's option to convert any or all of the Series II Preferred Stock into Common Stock at a conversion price (subject to adjustment as described below) through March 31, 2000 of Cdn$0.35 (the "Preferred Conversion Price"). The number of shares of Common Stock issuable on conversion pursuant to this
Section 4 shall equal the total nominal value of all of the Series II Preferred Stock converted, divided by the then applicable Preferred Conversion Price. If on March 31, 2000, the average of the Market Prices during the preceding twenty (20) consecutive Stock Exchange Business Days is lower than the Preferred Conversion Price, the Preferred Conversion Price will be adjusted downward to the average of the Market Price during the preceding twenty (20) consecutive Stock Exchange Business Days as determined on March 31, 2000. The Corporation will ensure that within four months after the effective date of the issuance of the Preferred Stock ("Four Month Period"), any Common Stock issued on conversion of the Series II Preferred Stock or as dividends will be Freely Tradable. If the Common Stock to be received is not Freely Tradable by such date, then the Preferred Conversion Price shall be permanently reduced by 5% for each six month period or portion thereof commencing on the expiration of the Four Month Period until the Corporation is in a position to deliver Common Stock in connection with any such Conversion or as dividends that is Freely Tradable. In addition, the Corporation will ensure that by the expiration of the Four Month Period, the holders of the Series II Preferred Stock have Series II Preferred Stock that are Freely Tradable. If the Corporation has not satisfied the foregoing requirements by the expiration of the Four Month Period, then the Preferred Conversion Price shall be permanently reduced by 5% for each six month period or portion thereof commencing on the expiration of the Four Month Period until the Corporation has satisfied the foregoing requirements with respect to the Series II Preferred Stock. No fractional shares of Common Stock will be issued upon conversion but, the number of shares will be rounded to the nearest whole number. Upon the conversion of any Series II Preferred Stock, payment will be made by the Corporation for dividends accrued during the period from the most recent dividend payment date to the conversion date (which for the purpose of calculating payment shall be deemed to be the


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

date such payment is made). Upon the conversion of any Series II Preferred Stock for Common Stock as permitted hereunder, payment for dividends accrued during the period from the most recent dividend payment date to the conversion date may be made in Freely Tradable Common Stock or cash, at the Corporation's option. Such payment or delivery shall be made within sixty
(60) days following conversion.

     In order to exercise the conversion right, the holder of each share of Series II Preferred Stock to be converted shall comply with the procedures for conversion as provided by The Depository Trust Company ("DTC"), New York, New York and the DTC participant holding the Series II Preferred Stock on behalf of the holder and shall give written notice to the Corporation in the form of EXHIBIT A attached hereto. Such notice shall also state the name or names (with address) in which the shares of Common Stock which shall be issuable upon such conversion shall be issued. Each share surrendered for conversion shall, unless the shares issuable on conversion are to be issued in the same name as the name in which such shares of the Series II Preferred Stock is registered, be duly endorsed by, or be accompanied by, instruments of transfer (in each case, in form reasonably satisfactory to the Corporation), duly executed by the holder or such holder's duly authorized attorney-in-fact.

     As promptly as practicable after the surrender of the shares of the Series II Preferred Stock for conversion and the receipt of such notice as aforesaid, the Corporation shall issue and shall deliver to such holder, or on such holder's written order, the number of shares of Common Stock issuable upon the conversion of such shares of the Series II Preferred Stock in accordance with the provisions of this paragraph.

Section 5.    CORPORATION CONVERSION OPTION

     The Corporation may, at its option, cause the Series II Preferred Stock to be converted into Common Stock at the then Preferred Conversion Price at any time after March 31, 2000, provided (i) the average Market Price of the Common Stock for twenty (20) consecutive Stock Exchange Business Days commencing on or after March 31, 2000 and ending not more than five (5) days prior to the giving of such notice, has equaled or exceeded 140% of the then Preferred Conversion Price and (ii) the Common Stock to be received is Freely Tradable. The Corporation is required to give thirty (30) days advance notice in writing to the holders of the Series II Preferred Stock that it has elected such a mandatory conversion.

      The Corporation may, at its option, redeem the Series II Preferred Stock at any time for a cash price equal to the Liquidation Amount. Commencing April 1, 2003, at the option of the Corporation, the Corporation may redeem the Series II Preferred Stock for Common Stock (provided such Common Stock is Freely Tradable) with a value of (i) 115% of the nominal amount if the market capitalization of the Corporation is $300 million or more on such date, or (ii) 120% of the nominal amount if the market capitalization is less than $300 million on such date. The Common Stock so issued shall be valued at the average of the Market Price for the Common Stock for the 20

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consecutive Stock Exchange Business Days ending five Stock Exchange Business
Days prior to the date of payment as notified in the notice.

     The Corporation must give thirty (30) days prior notice of any such election of conversion or cash redemption. During any such 30-day notice period holders of the Series II Preferred Stock will retain the right to exercise their conversion rights as to such Series II Preferred Stock. Upon any election by the Corporation to convert or redeem any Series II Preferred Stock pursuant to the terms set forth in this Section 5, payment for dividends accrued during the period from the most recent dividend payment date to the conversion date or redemption date will be made by the Corporation in cash, or if the Series II Preferred Stock are converted into Common Stock, then in Freely Tradable Common Stock. Such dividends shall be paid or delivered within sixty (60) days following conversion. Upon the expiration of any such notice period as is referred to above, the Corporation shall be bound to redeem or convert the Series II Preferred Stock as to which notice has been provided pursuant to this Section 5 and holders of such Series II Preferred Stock have not, by that date, converted such shares.

Section 6.     ISSUANCE OF COMMON STOCK

     Each conversion with respect to the Series II Preferred Stock shall be deemed to have been effected immediately prior to the close of business on the date on which the shares of the Series II Preferred Stock shall have been effectively surrendered to the Company Registrar and the Person or Persons entitled to receive the Common Stock issuable upon such conversion shall be deemed for all purposes to be the record holder or holders of such Common Stock upon that date. The Corporation shall pay any and all documentary, stamp or similar issue or transfer taxes payable in respect of the issue or delivery of the Common Share issued in payment of dividends or in exchange or conversion of the Series II Preferred Stock.

     The Corporation shall reserve out of its authorized but unissued Common Stock or its Common Stock held in treasury enough Common Stock to permit the conversion of all of the outstanding Series II Preferred Stock. The Corporation shall from time to time, in accordance with applicable Law, increase the authorized amount of its Common Stock if at any time the authorized amount of its Common Stock remaining unissued shall not be sufficient to permit the conversion of all shares of the Series II Preferred Stock at the time outstanding. If any Common Stock required to be reserved for issuance upon conversion of the Series II Preferred Stock hereunder require registration with or approval of any governmental authority under any applicable Law before the shares may be issued upon conversion, the Corporation shall cause the shares to be so registered or approved. All Common Stock delivered upon conversion of the Series II Preferred Stock or for the payment of dividends due hereunder will, upon delivery, be Freely Tradable, duly authorized and validly issued, fully paid and nonassessable, free from all taxes, liens and charges with respect to the issue thereof.


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Section 7.     VOTING RIGHTS

     Except with respect to such matters with respect to which the Series II Preferred Stock are entitled to vote under the Delaware General Corporation Law or other applicable Law, and except as is provided in Section 8 below, holders of Series II Preferred Stock will have no voting rights.

Section 8.     RESTRICTIONS ON THE CORPORATION

     So long as any of the Series II Preferred Stock remain outstanding, the consent of the holders of at least a majority of the Series II Preferred Stock outstanding at the time, given in Person or by proxy either in writing (as permitted by Law and the Certificate of Incorporation and Bylaws of the Corporation) or at any special or annual meeting, shall be necessary to permit, effect or validate any one or more of the following:

     (a)             the payment or setting aside of funds for such payment of
                dividends on any Junior Stock during any period in which the full cumulative dividends due with respect to the Series II Preferred Stock are not fully current, except dividends on Junior Stock payable in additional shares of Junior Stock. Further, no Junior Stock or any other series of Class A Preferred shares or any class of preferred stock hereafter established by the Board of Directors of the Company the terms of which expressly provide that such class or series will rank on a parity with the Series II Preferred Stock as to dividend rights and rights on liquidation, winding-up and dissolution (collectively referred to as "Parity Stock") may be repurchased or otherwise retired nor may funds be set apart for payment with respect thereto, if cumulative dividends have not been paid (or deemed paid) in full on the Series II Preferred Stock in cash or Common Stock. In addition, the Corporation shall not make payment on account of the purchase or other retirement of any Parity Stock or Junior Stock, and shall not permit any corporation or other entity directly or indirectly controlled by the Corporation to purchase any Parity Stock or Junior
                Stock or any warrants, rights, calls or options unless full cumulative dividends determined in accordance herewith on the Series II Preferred Stock have been paid (or are deemed paid) in full; provided that the foregoing shall not prohibit any officer or director of the Corporation or any Subsidiary from purchasing or selling any Parity Stock, Junior Stock, warrants, rights, calls or options in the ordinary course of his or her ordinary investment activities;

     (b)             the creation, authorization, issuance or
                reclassification of any additional capital stock of the Corporation or any Subsidiary or the creation, authorization or issuance of any obligation or security convertible or exchangeable into or evidencing a right to purchase any share of capital stock of the Corporation or any Subsidiary ranking senior to the Series II Preferred Stock as to dividends or the distribution of assets upon liquidation, dissolution or winding up of the Corporation.

     (c) the creation, authorization, issuance or reclassification of any additional Series II Preferred Stock; provided, however, the foregoing shall not apply to the issuance of additional Series II Preferred Stock in connection with (i) the refinancing of that certain U.S. $2,200,000 of indebtedness entered by Texstar Petroleum, Inc. on December 31, 1998, this RP&C and other leaders identified by RP&C and the reacquisition of the mineral interests granted in connection with the foregoing and (ii) the investment of funds managed by EnCap Investments L.C.

     (d) the amendment, alteration or repeal, whether by merger, consolidation or otherwise, of any of the provisions of the Certificate of Incorporation or the Bylaws of the Corporation or the undertaking of any other action that could in any event materially adversely affect (i) the ability of the Corporation to perform its obligations with respect to the Series II Preferred Stock or (ii) the relative rights, preferences, qualifications, limitations or restrictions of the Series II Preferred Stock or of the holders thereof; or

     (e) any amendment or modification to the terms and conditions of the Series II Preferred Stock, which amends or modifies the terms of this
          Section 8 or may have an adverse impact on (i) the ability of the Corporation to perform its obligations with respect to the Series II Preferred Stock or (ii) the relative rights, preferences, qualifications, limitations or restrictions of the Series II Preferred Stock or of the holders thereof; or

     (f) any amendment or modification to the terms and conditions of the Class A, Series I Preferred Shares, which may have a material adverse impact on the Series II Preferred Stock;

     (g) the setting aside of funds for the purpose of redeeming, repurchasing or otherwise retiring the Class A, Series I Preferred Shares or the election by the Company to do any of the foregoing, prior to January 23, 2003, unless the Corporation has first offered the holders of the Series II Preferred Stock the option of redeeming their shares in cash, as provided herein, contemporaneously with the redemption of the Class A, Series I Preferred Shares; or

     (h) the loss of the Corporation's current listing for its Common Stock on the VSE without having first obtained a listing for the Common Stock on an Alternative Stock Exchange acceptable to RP&C (and the Corporation acknowledges that the quotation service maintained by the National Quotation Bureau (the pink sheets) is not currently acceptable to RP&C for the purposes of this Section 8(h)).

Section 9.     LIQUIDATION EVENT

     Upon the occurrence of a Liquidation Event, the Corporation shall immediately provide written notice of the occurrence of such Liquidation Event to the holders of the Series II Preferred Stock. Thereafter, each holder of the Series II Preferred Stock shall have the right (but not the obligation), upon notice to the Corporation no later than 60-days after its receipt of notice of the Liquidation Event, to elect to cause the Corporation to redeem its Series II Preferred Stock at a cash redemption price equal to the Liquidation Amount. The Corporation shall effect the redemption of such Series II Preferred Stock on the date which is no more than 30 days after receipt of the above notice, or if such date is not a Business Day, on the first Business Day immediately thereafter.

     A "Liquidation Event" shall include:

     (a)       the violation of any provision of Section 8;

     (b) the failure of the Corporation to pay on the dates due two or more dividends on the Series II Preferred Stock as they became due and payable;

     (c) the default in the performance, or breach, of any covenant of the Corporation in this Certificate of Designation, and this continuance of such default or breach for a period of 60 days after the Corporation has notice of such default or breach;

     (d) if the Corporation or any Material Subsidiary shall fail to pay its Debts as such Debts come due (except Debts which the Corporation or such Material Subsidiary, as the case may be, may contest in good faith generally) and such failure could reasonably be expected to have a material adverse effect on the business, assets, or the ability of the Corporation to perform its obligations with respect to the Series II Preferred Stock or the Corporation shall be declared or adjudicated by a competent court to be insolvent or bankrupt, shall consent to an entry of an order of relief against it in an involuntary bankruptcy case, shall enter into any assignment or other similar arrangement for the benefit of its creditors or shall consent to the appointment of a custodian (including, without limitation, a receiver, liquidator or trustee);

     (e) if the Corporation fails to use the proceeds received in connection with the exchange offer related to the Series II Preferred Stock for the repayment of a portion of its trade payables, the repayment of indebtedness due EnCap Capital Fund III pursuant to a credit facility between the Company and such lender, retirement of the obligation relating to the acquisition of the seismic materials for the Old Ocean Prospect and for general corporate purposes;

     (f) if the value of the Corporation's Tangible Assets for its fiscal years ending (i) December 31, 1998 and 1999, falls below 100% of Long Term Debt at any time, or (ii) after December 31 1999, falls below 140% of Long Term Debt at any time. This ratio shall be calculated no later than the 135th day following the end of each of the Corporations's fiscal years, and shall be based upon the Corporation's annual audited financial statements (as adjusted for Tangible Assets) and the Independent Reserve Reports; or

     (g) the Common Stock cease to be listed on Vancouver Stock Exchange or an Alternative Stock Exchange.

Section 10.    CONVERSION PRICE ADJUSTMENTS

     The Preferred Conversion Price for any Series II Preferred Stock in effect at any date shall be subject to adjustment from time to time as follows:

     (a) If, and whenever at any time any shares of the Series II Preferred Stock remain outstanding, the Corporation shall (i) subdivide or redivide the outstanding Common Stock into a greater number of shares, (ii) reduce, combine or consolidate the outstanding Common Stock into a smaller number of shares, or (iii) issue Common Stock or other securities convertible into or exchangeable for Common Stock to the holders of all or substantially all of the outstanding Common Stock by way of a stock dividend (other than the issue of Common Stock to holders of Common Stock pursuant to their exercise of options to receive dividends in the form of Common Stock in lieu of dividends paid in the ordinary course on the Common Stock), the Preferred Conversion Price in effect on the effective date of such subdivision, redivision, reduction, combination or consolidation or on the record date for such issue of Common Stock by way of a stock dividend, as the case may be, shall be adjusted by multiplying the Preferred Conversion Price then in effect by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately prior to such event and the denominator is the number of shares of Common Stock outstanding immediately following such event. Such adjustment shall be made successively whenever any event referred to in this subsection (a) shall occur; any such issue of Common Stock by way of a stock dividend shall be deemed to have been made on the record date for the stock dividend for the purpose of calculating the number of outstanding shares of Common Stock under subsections (c) and
          (d) of this Section 10.

     (b) If, and whenever at any time any shares of the Series II Preferred Stock remain outstanding, shares of Common Stock are reclassified into different shares any holder of Series II Preferred Stock who has not exercised his right of conversion prior to the effective date of such reclassification shall be entitled to receive and shall accept, upon the exercise of such right or upon his being required to do so at anytime on or thereafter, in lieu of the number of shares of Common Stock to which he was theretofore entitled upon conversion, the aggregate number of shares of the

         Corporation that such holder would have been entitled to receive as a result of such reclassification if on the effective date thereof, he had been then the registered holder of the number of shares of Common Stock to which he was theretofore entitled upon conversion, subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as contained in this Section 10.

(c) If, and whenever at any time any shares of the Series II Preferred Stock remain outstanding, the Corporation shall fix a record date for the issuance of rights or warrants to all or substantially all the holders of its outstanding Common Stock entitling them to subscribe for or purchase Common Stock or shall issue Common Stock other than to officers and directors or any employee bonus or option plan (or securities exchangeable for or convertible into Common Stock), in either case at a price per share (or having a conversion or exchange price per share) less than 95% of the then current Market Price on such record date, the Preferred Conversion Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Preferred Conversion Price in effect on such record date by a fraction, of which the numerator shall be the total number of shares of Common Stock outstanding on such record date plus a number of shares of Common Stock equal to the number of additional shares of Common Stock that the aggregate of the proceeds to be realized from the issuance of the rights or warrants so offered (for the aggregate conversion or exchange price of the convertible securities so offered) would purchase at the then current Market Price, and of which the denominator shall be the total number of shares of Common Stock outstanding on such record date plus the total number of additional shares of Common Stock offered for subscription or purchase (or into which the convertible securities so offered are convertible): any Common Stock owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purposes of any such computation; such adjustments shall be made successively whenever such a record date is fixed; to the extent that any such rights or warrants are not so issued or any such rights or warrants are not exercised prior to the expiration thereof, the Preferred Conversion Price shall be readjusted to the Preferred Conversion Price which would then be in effect if such record date had not been fixed or to the Preferred Conversion Price which would then be in effect based upon the number of shares of Common Stock (or securities convertible into Common Stock) actually issued upon the exercise of such rights or warrants, as the case may be, provided that this subsection (c) of Section 10 will not apply to adjust the Preferred Conversion Price if each holder of Series II Preferred Stock is permitted to participate in the receipt and exercise of such rights or warrants as though such holder had converted the whole of his Series II Preferred Stock in accordance with this
         Section 10 prior to such record date.

(d) If, and whenever at any time any shares of the Series II Preferred Stock remain outstanding the Corporation shall fix a record date for the making of a distribution to all or substantially all the holders of its outstanding Common Stock of (i) shares of my class other than Common Stock and other than shares distributed to holders of Common Stock pursuant to their exercise of options to receive dividends in the form of such shares in lieu of dividends paid in the ordinary course on the Common Stock and other than shares issued upon any subdivision of Common Stock referred to in subsection (a) of this Section 10 or (ii) rights, options, or warrants (other than those referred to above) or of evidences of indebtedness or of assets (excluding cash dividends paid in the ordinary course) than, in each such case, the Preferred Conversion Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Preferred Conversion Price in effect on such record date by a fraction, of which the numerator shall be the total number of shares of Common Stock outstanding on such record date multiplied by the current Market Price, less the fair market value (as determined by the board of directors with the approval of the Trustee, which determination shall be conclusive) of such shares or rights, options or warrants or evidence of indebtedness or assets so distributed, and of which the denominator shall be the total number of shares of Common Stock outstanding on such record date multiplied by such current Market Price; any Common Stock owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of any such computation; such adjustment shall be made successively whenever such a record date is fixed; to the extent that such Distribution is not so made, the Preferred Conversion Price shall be readjusted to the Preferred Conversion Price which would then be in effect if such record date had not been fixed or this Preferred Conversion Price which would then be in effect based upon such shares or rights or warrants or evidences of indebtedness or assets actually distributed, as the case may be; in this subsection (d) the term "dividends paid in the ordinary course" shall include the value of any securities or other property or assets distributed in lieu of cash dividends paid in the ordinary course at the option of the shareholders, provided that this subsection (d) of Section
     10 will not apply to adjust the Preferred Conversion Price if each holder of Series II Preferred Stock is permitted to participate in such Distribution as though such holder had converted the whole of his Series
     II Preferred Stock in accordance with this Section 10 prior to such record date.

(e) In case of any reclassification of, or any other material change in, the outstanding Common Stock of the corporation other than a subdivision, redivision, reduction, combination or consolidation, the Preferred Conversion Price shall be adjusted in such manner as the board of directors, acting reasonably and in good faith determined to be appropriate on a basis consistent with the Section 10.

(f) If and whenever at any time any shares of the Series II Preferred Stock remain outstanding, there is a capital reorganization of the Corporation not covered by the foregoing provisions of this Section 10 or a consolidation or merger or amalgamation of the Corporation with or into any other company including by way of a sale whereby all or substantially all of the Corporation's undertaking and assets would become the property of any other company, and a holder of Series II Preferred Stock who has not exercised his right of conversion prior to the effective date of such reorganization, consolidation, merger, amalgamation or sale, shall be entitled to receive and shall, subject to the provisions hereof, accept, upon the exercise of such right at any time on such effective date of thereafter, in lieu of the number of shares of Common Stock to which he was therefore entitled upon conversion, the aggregate number of shares or other securities of property of the Corporation or of the company resulting from the consolidation, merger or amalgamation or to which such sale may be made, as the case may be, that such holder would have been entitled to receive as a result of such capital reorganization, consolidation, merger, amalgamation or sale if, on the effective date thereof, he had been the registered holder of the number of shares of Common Stock to which he was theretofore entitled upon conversion, subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as contained in this Section 10.

(g) In any case in which this Section 10 shall require that an adjustment shall become effective immediately after the record date for an event referred to herein, the Corporation may defer until the occurence of such event, issuing to the holder of any Series II Preferred Stock converted after such record date and before the occurence of such event the additional shares of Common Stock issuable upon such conversion by reason of the adjustment required by such event before giving effect to such adjustment; provided, however, that the Corporation shall deliver to such holder an appropriate instrument evidencing such holder's right to receive such additional shares of Common Stock upon the occurence of the event requiring such adjustment and the right to receive any distributions made on such additional Common Stock declared in favor of holders of record of Common Stock on and after the Date of Conversion or such later date as such holder would, but for the provisions of this subsection (g), have become the holder of record of such additional shares of Common Stock.

(h) The adjustments provided for in this Section 10 are cumulative and shall apply, without duplication, to successive subdivisions, redivisions, reductions, combinations, consolidations, distributions, issues or other events resulting in any adjustment under the provisions of this section, provided that, notwithstanding any other provision of this Section, no adjustment of the Preferred Conversion Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Preferred Conversion Price then in effect; provided however, that any adjustment which by reason of this subsection (h) are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

     In the event of any question arising with respect to the adjustments provided in this Section 10, such question shall be conclusively determined by a nationally recognized firm of independent public accountants appointed by the Corporation (who may be the auditors of the Corporation); such accountants shall have access to all necessary records of the Corporation and such determination shall in the absence of manifest error be binding upon the Corporation and the holders of the Series II Preferred Stock.

Section 11.   PAYMENTS

     All cash payments shall be by check to the address as set out on the books of the Company or the Company Registrar. Any payments or values that need to be converted into U.S. dollars or Canadian Dollars shall be converted based upon the Exchange Rate as of the date five (5) Stock Exchange Business Days prior to the date such payment or value is required, where "Exchange Rate" means, on any date, for any conversion of Canadian dollars into U.S. dollars, or VICE VERSA, the applicable spot buying rate for United States dollars or Canadian dollars, as the case may be, quoted by The Bank of Nova Scotia at approximately noon (Toronto, Canada time) on such date if it is a Business Day or on the immediately preceding Business Day if such date is not a Business Day.

Section 12.   NOTICES

     Any notice required by the provisions hereof to be given to the holders of the Series II Preferred Stock shall be deemed given when deposited in the United States mail, postage prepaid, and addressed to such holder of record at his or her address appearing on the books of the Corporation. Unless otherwise expressly provided herein, notice periods shall include both Business and non-Business Days.

Section 13.   FORM OF CERTIFICATE

     The Series II Preferred Stock are to be held in a non-certificated form and shall be deposited with DTC. The Company will cause the DTC account designated by each holder to be credited as promptly as possible with the number of shares of Series II Preferred Stock to which such holder is entitled.

                                   EXHIBIT A(1)

                           HOLDER'S CONVERSION NOTICE

To:  Benz Energy Inc.

     The undersigned Holder of the Class A Preferred Shares, Series II, par value U.S.$1.00 per share (the "Preferred Stock"), of Benz Energy, Inc. (the "Company"), in the aggregate principal amount of U.S.$_____ irrevocably exercises the option to convert such Preferred Stock into shares of Common Stock of the Company, par value U.S.$0.01 per share (the "Common Stock"), in accordance with the terms of the Certificate of Designation relating to the issuance by the Company of the Preferred Stock, and directs that the Common Stock issuable and deliverable upon such conversion be issued and delivered to the undersigned in the name and at the address set forth below.

All terms used and not otherwise defined herein shall have the respective meanings set forth in the Certificate of Designation.


DATE:
     ------------------------               ----------------------------------
                                            Name of Holder


                                            ----------------------------------
                                            Signature(s) of Holder

Address for Delivery of Shares:
                                            ----------------------------------

                                            ----------------------------------

                                            ----------------------------------

                                            ----------------------------------

Name for Registration of Shares (if
different to that Holder):
                                            ----------------------------------


Pay all cash dividends that accrue under the Common Stock as follows:

-----------------------------
   (1) With a copy to be delivered to RP&C International Limited at 56 Green Street, London, WIY 3RH

     IN WITNESS WHEREOF, Benz Energy Inc. has caused this Certificate to be signed by a duly authorized officer, this 9th day of July, 1999.

                                         BENZ ENERGY INC.


                                         By:  /s/ Robert S. Herlin
                                            ----------------------------------
                                            Robert S. Herlin
                                            SENIOR VICE PRESIDENT AND CHIEF
                                            FINANCIAL OFFICER